Todd Martin
Founder of Spirits Capital Partners and Daucourt Martin Imports
Former President of Allied Domecq North America

Spirits Capital Partners was founded in 2015 as the first private equity partnership focused on distilled spirts, targeting breakthrough new spirit concepts. SCP has made a series of investments in Lost Spirits as well as other new spirits ventures. Todd Martin has been a board member of Lost spirits since 2015, and served as Non-Executive Chair in 2018-19.

Daucourt Martin Imports created three award winning spirits concepts that were acquired by Skyy Campari three years after launch. Over this period full national distribution was achieved. DMI was one of the fastest growing new spirits companies in history. Todd Martin was co-founder and CEO.

Allied Domecq was the second largest spirits company in North America, with many world famous brands, and was the largest business unit of Allied Domecq PLC, a FTSE 100 company. Todd Martin was president of ADNA, board director of ADPLC, and board director of DISCUS.

Todd Martin has won two of the spirits industry "Oscars", the Impact Leaders' Choice Award, awarded annually for category-leading performance by the nation's 100 largest spirits retailers.

Prior to Allied Domecq, Todd Martin was an executive at PepsiCo and Kraft International, winning Chairman's Awards for Marketing and Strategy.